Condensed Consolidated Interim Financial Statements
(Unaudited)

Three and Nine Months Ended September 30, 2016 and 2015

Klondex Mines Ltd. Condensed Consolidated Interim Statements of Financial Position (Unaudited and expressed in thousands of United States dollars)

	Note	September 30, 2016	December 31, 2015
Assets
Current assets
Cash		$131,141	$59,097
Trade receivables		68	37
Inventories	4	22,583	19,577
Prepaid expenses and other	5	5,011	6,984
Total current assets		158,803	85,695
Mineral properties, plant and equipment	6	261,858	186,076
Restricted cash	13	9,980	12,078
Revolver issuance costs	12	867	—
Total assets		$431,508	$283,849
Liabilities
Current liabilities
Accounts payable and accrued liabilities	7	$22,884	$15,158
Income taxes payable		—	11
Provision for legal settlement	23	2,250	—
Derivative liability related to gold supply agreement, current	8	2,024	1,176
Finance lease obligations, current	9	454	439
Obligations under gold purchase agreement, current	10	7,608	6,504
Secured promissory note, current	11	3,654	—
Total current liabilities		38,874	23,288
Derivative liability related to gold supply agreement	8	861	1,599
Finance lease obligations	9	552	932
Obligations under gold purchase agreement	10	12,098	17,940
Secured promissory note	11	7,756	—
Decommissioning provision	13	27,967	24,200
Deferred tax liability		19,045	14,686
Total liabilities		107,153	82,645
Shareholders' Equity
Share capital	14	214,888	201,247
Contributed surplus	14	116,394	24,463
Retained earnings (deficit)		9,655	(3,601)
Accumulated other comprehensive loss		(16,582)	(20,905)
Total shareholders' equity		324,355	201,204
Total liabilities and shareholders' equity		$431,508	$283,849

See Commitments and Contingencies (note 23) and Subsequent Events (note 24)

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd. Condensed Consolidated Interim Statements of Income (Unaudited and expressed in thousands of United States dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2016	2015	2016	2015
Revenues		$53,005	$38,436	$136,484	$118,002
Cost of sales
Production costs		27,828	21,029	71,750	63,366
Depreciation and depletion		7,127	7,628	19,885	22,442
Gross profit		18,050	9,779	44,849	32,194
General and administrative expenses		4,840	3,454	11,429	9,252
Loss on equipment disposal		109	—	109	351
Income from operations		13,101	6,325	33,311	22,591
(Loss) gain on gold supply agreement derivative, net	8	(113)	(66)	(1,948)	229
Finance charges, net	16	(1,305)	(2,120)	(3,886)	(6,405)
Foreign currency gain (loss), net		370	5,945	(1,837)	12,207
Business acquisition costs	3	(819)	—	(1,846)	—
Provision for legal settlement	23	—	—	(2,250)	—
Loss on extinguishment of senior notes		—	(2,132)	—	(2,132)
Other, net	7	(813)	—	(694)	—
Income before tax		10,421	7,952	20,850	26,490
Income tax expense	17	3,207	3,836	7,594	10,347
Net income		$7,214	$4,116	$13,256	$16,143

Net income per share
Basic	18	$0.05	$0.03	$0.09	$0.12
Diluted	18	$0.05	$0.03	$0.09	$0.12

Weighted average number of shares outstanding
Basic	18	144,672,654	134,998,420	142,373,930	130,318,437
Diluted	18	154,799,478	140,987,672	150,700,610	137,042,236

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd. Condensed Consolidated Interim Statements of Comprehensive Income (Loss) (Unaudited and expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Net income	$7,214	$4,116	$13,256	$16,143
Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustments	(1,276)	(5,760)	4,323	(11,854)
Comprehensive income (loss)	$5,938	$(1,644)	$17,579	$4,289

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Operating activities
Net income	$7,214	$4,116	$13,256	$16,143
Items not involving cash
Depreciation and depletion	7,444	7,758	20,249	22,635
Change in fair value of derivative	(284)	(479)	110	(1,361)
Change in fair value of currency contracts	809	—	809	—
Finance charges	1,305	2,014	3,886	6,354
Foreign exchange (gain) loss	(370)	(5,945)	1,837	(12,207)
Deferred tax expense	1,733	5,766	4,359	7,252
Share-based compensation	730	1,114	1,947	2,354
Deferred share unit expense	1,002	—	1,002	—
Deliveries under gold purchase agreement	(2,693)	(2,456)	(7,843)	(7,364)
Provision for legal settlement	—	—	2,250	—
Loss on equipment disposal	109	—	109	351
Write-off of unamortized senior notes issuance costs	—	1,460	—	1,460
	16,999	13,348	41,971	35,617
Changes in non-cash working capital
Trade receivables	76	—	(31)	(222)
Inventories	(2,790)	489	(5,266)	1,509
Prepaid expenses and other	2,153	839	2,372	(2,692)
Accounts payable and accrued liabilities	149	(1,277)	5,504	3,203
Income taxes payable	(11)	—	(11)	(753)
Net cash provided by operating activities	16,576	13,399	44,539	36,662
Investing activities
Expenditures on mineral properties, plant and equipment	(20,812)	(12,743)	(57,222)	(33,629)
Cash paid for acquisition of True North	—	—	(20,000)	—
Decrease in restricted cash, net	—	3,000	2,098	9,750
Interest received	52	15	68	70
Net cash used in investing activities	(20,760)	(9,728)	(75,056)	(23,809)
Financing activities
Issuance of share capital, net	5,150	20,733	9,916	24,065
Proceeds from subscription receipts, net	93,709	—	93,709	—
Repayment of finance lease obligations	(110)	—	(364)	—
Payment of Revolver issuance costs	(145)	—	(1,019)	—
Interest paid	(194)	(492)	(523)	(1,572)
Repayment of principal on senior notes	—	(17,576)	—	(19,195)
Net cash provided by financing activities	98,410	2,665	101,719	3,298
Effect of foreign exchange on cash balances	38	(543)	842	(1,348)
Net increase in cash	94,264	5,793	72,044	14,803
Cash, beginning of period	36,877	54,498	59,097	45,488
Cash, end of period	$131,141	$60,291	$131,141	$60,291
See supplemental cash flow information (note 21)

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and expressed in thousands of United States dollars, except common shares issued and outstanding)

		Common shares(1)
	Note	Shares issued and outstanding, no par value	Share capital	Contributed surplus	Retained earnings (deficit)	Accumulated other comprehensive loss	Total shareholders' equity
Balance at December 31, 2015		139,440,413	$201,247	$24,463	$(3,601)	$(20,905)	$201,204
Shares forfeited under the Share Compensation Plan(2)	15	(62,499)	—	—	—	—	—
Shares granted or issued under the Share Compensation Plan(2)	15	111,689	299	—	—	—	299
Options exercised under the Share Option Plan	15	4,922,237	8,942	(2,335)	—	—	6,607
Warrants exercised	15	2,211,166	4,400	(1,091)	—	—	3,309
Share-based compensation under the Share Option Plan		—	—	1,404	—	—	1,404
Share-based compensation under the Share Compensation Plan		—	—	244	—	—	244
Subscription receipts issued, net of issuance costs(3)	14	—	—	93,709	—	—	93,709
Net income		—	—	—	13,256	—	13,256
Foreign currency translation adjustments		—	—	—	—	4,323	4,323
Balance at September 30, 2016		146,623,006	$214,888	$116,394	$9,655	$(16,582)	$324,355

Balance at December 31, 2014		127,329,200	$174,361	$23,691	$(26,129)	$(5,938)	$165,985
Options exercised under the Share Option Plan		2,344,948	3,881	(1,085)	—	—	2,796
Warrants exercised		1,969,560	3,484	(851)	—	—	2,633
Share-based compensation under the Share Option Plan		—	—	1,969	—	—	1,969
Share-based compensation under the Share Compensation Plan		—	275	110	—	—	385
Common shares issued, net of issuance costs		7,400,000	18,636	—	—	—	18,636
Net income		—	—	—	16,143	—	16,143
Foreign currency translation adjustments		—	—	—	—	(11,854)	(11,854)
Balance at September 30, 2015		139,043,708	$200,637	$23,834	$(9,986)	$(17,792)	$196,693
(1) The Company has unlimited common shares authorized for issuance.
(2) Certain common share awards were granted with voting rights and, as such, increase and decrease the number of common shares issued and outstanding when initially granted or subsequently surrendered.

(3) On September 29, 2016, the Subscription Receipts converted to Special Warrants (see Note 14).

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited and expressed in thousands of United States dollars, unless otherwise noted)

1. Nature of Operations
Klondex Mines Ltd. (the "Company") is a gold and silver mining company focused on exploration, development, and production. Gold and silver sales represent 100% of the Company's revenues and the market prices of gold and silver significantly impact the Company's financial position, operating results, and cash flows. As of September 30, 2016, the Company had 100% interests in: (1) two producing mines located in Nevada, USA: (a) Fire Creek and (b) the Midas Mine and Mill Facility (“Midas”), (2) one mine located in Manitoba, Canada: the True North Mine and Mill Complex ("True North"), and (3) early-stage exploration properties located in Nevada, USA and Manitoba and Ontario, Canada. In Nevada, USA, the Company's operating milling and processing facility is located at Midas and processes ore from both Midas and Fire Creek.
As discussed in Note 24. Subsequent Events, on October 3, 2016, the Company completed its acquisition of the Hollister mine and the Aurora mine and milling complex (formerly known as the Esmeralda mine), both of which are located in Nevada, USA. It is anticipated that any mineralized material extracted from the Hollister project will be processed at nearby Midas. The Company has not yet made a production decision at the Hollister and Aurora projects.
The Company was incorporated on August 25, 1971 under the laws of British Columbia, Canada and its common shares are listed on the Toronto Stock Exchange under the symbol "KDX" and on the New York Stock Exchange MKT under the symbol "KLDX". The Company’s registered office is located at 1055 West Hastings Street, Suite 2200, Vancouver, British Columbia, Canada V6E 2E9.
2. Summary of Significant Accounting Policies
Basis of presentation
The Company's condensed consolidated interim financial statements (the "Financial Statements") have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board ("IASB") as applicable to interim financial reports including IAS 34 - Interim Financial Reporting, and therefore do not include all of the information and note disclosures required by IFRS for annual financial statements. These Financial Statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2015, which were prepared in accordance with IFRS.
These Financial Statements are expressed and presented in thousands of United States dollars (unless otherwise stated) and references to "$" refers to United States dollars (unless otherwise noted).
These Financial Statements have been authorised by or on behalf of the Board of Directors of the Company for issuance on November 2, 2016.
Principles of consolidation
These Financial Statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities over which the Company has control, which means the Company is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. As of September 30, 2016, the Company’s subsidiaries, all of which are wholly owned, were 0985472 B.C. Ltd., Klondex Canada Ltd., and its U.S. subsidiaries: Klondex Holdings (USA) Inc., Klondex Gold & Silver Mining Company, Klondex Midas Holdings Limited, Klondex Midas Operations Inc., and Klondex Schuma Hodings LLC. As a result of the Hollister Acquisition, the Company acquired two additional entities, Carlin Resources, LLC and Rock Creek Conservancy, LLC, which became wholly-owned subsidiaries of the Company as of October 3, 2016. All intercompany transactions, balances, revenues and expenses are eliminated during consolidation.
Change in presentation currency
In the third quarter of 2015, the Company changed its financial statement presentation currency from Canadian dollars to United States dollars, which the Company believes should better facilitate financial comparisons to industry peers. The change in presentation currency had no impact on the Company's functional currency, which remained as Canadian dollars for the Company and United States dollars for subsidiaries located in the USA. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars. Assets and liabilities have been translated using period end exchange rates, equity transactions have been translated using the exchange rate in effect on the date of the specific transaction or the average exchange rate during the respective period, and revenues, expenses, gains, losses, and cash flow amounts have been translated into the presentation currency using the average exchange rate during the respective period. Resulting exchange differences arising from the translation are included within other comprehensive income or loss as Foreign currency translation adjustments.
Significant accounting policies
Other than as disclosed below, the preparation of these Financial Statements follows the same accounting policies disclosed in Note 2. Summary of Significant Accounting Policies of its audited consolidated financial statements for the year ended December 31, 2015.
Capitalization of borrowing costs - During the first quarter of 2016, the Company commenced the capitalization of borrowing costs to qualifying assets, which are assets that require a period of time to prepare for their intended use, including projects that are in the development or construction stages. Capitalized borrowing costs are considered an element of the cost of the qualifying asset and are determined based on gross expenditures incurred on an asset. Capitalization ceases when the qualifying asset is substantially complete or if active development or construction activities are suspended or ceased. When funds borrowed are directly attributable to a qualifying asset, the amount capitalized is based on the borrowing costs specific to those borrowings. When funds used to finance a qualifying asset are from general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. See Note 16. Finance Charges for amounts capitalized.
Recently issued accounting pronouncements
The Company has not adopted or applied any recently issued accounting pronouncements during the preparation of these Financial Statements. The Company continues to evaluate the impacts of the recently issued, but not yet effective, accounting pronouncements disclosed in Note 3. Recent Accounting Pronouncements of its audited consolidated financial statements for the year ended December 31, 2015.
Transition to US GAAP
As discussed above, the Company's Financial Statements are prepared in accordance with IFRS as permitted by securities regulators in Canada, as well as in the United States under the status of a Foreign Private Issuer as defined by the United States Securities and Exchange Commission (“SEC”). At the end of the second quarter of 2016, the Company determined that it no longer qualified as a Foreign Private Issuer under the SEC rules. As a result, beginning January 1, 2017, among other things, the Company will (1) be required to report with the SEC on domestic forms and comply with domestic company rules in the United States and (2) prepare its consolidated financial statements in accordance with United States generally accepted accounting principles ("US GAAP"), which will include retrospective application since the Company’s inception. Due to differences in accounting treatments between IFRS and US GAAP, amounts historically reported for the Company's financial position, operating results, and cash flows under IFRS may change when reported under US GAAP.
Significant judgments and estimates
The preparation of these Financial Statements requires management to make judgments, assumptions, and estimates that affect the reported amounts of assets, liabilities, and contingencies as of the date of the Financial Statements and reported amounts of expenses and taxes during the reporting period. Actual results may differ from estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant at the time such estimates are made. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
In preparing these Financial Statements for the three and nine months ended September 30, 2016, other than as described below, the Company applied the same critical judgments and estimates disclosed in Note 4. Significant Judgments, Estimates, and Assumptions of its audited consolidated financial statements for the year ended December 31, 2015.
Provision for legal settlement - The Company is from time to time involved in legal actions related to its business and when necessary, must make estimates and assumptions about probable outflows of resources which may be required to settle such legal actions. A change in any estimate, assumption, or input incorporated into a provision for legal settlement could change the recorded amount of the related liability and timing and amount of the actual resources required to settle a legal action. See Note 23. Commitments and Contingencies for details on the Company's Provision for legal settlement.
3. Business Combinations
True North Acquisition
On January 22, 2016, the Company acquired the True North (formerly known as Rice Lake) mine and mill complex located near Bissett, Manitoba, Canada for $32.0 million (the "True North Acquisition"). True North is the Company's only material property outside of the State of Nevada, USA. The True North Acquisition was carried out pursuant to the terms of an asset purchase agreement dated December 16, 2015 among Klondex Mines Ltd., its wholly-owned subsidiary, Klondex Canada Ltd. ("Klondex Canada") and the vendor, 7097914 Manitoba Ltd. (formerly Shoreline Gold Inc.). The purchase price of $32.0 million was satisfied by $20.0 million in cash paid at closing and $12.0 million in deferred payments in the form of a promissory note to the vendor with an annual interest rate of 4.0% (the "Promissory Note") (see Note 11. Secured Promissory Note).
The Company accounted for the True North Acquisition as a business combination and allocated the purchase consideration transferred to the fair value of identifiable assets and liabilities acquired, as shown below.

Purchase consideration:	Note	Amount
Cash		$20,000
Promissory note(1)	11	11,100
		$31,100
Assets and liabilities acquired:
Plant and equipment	6	$16,870
Mineral properties	6	15,644
Exploration and evaluation asset	6	1,373
Other assets		302
Decommissioning provision	13	(3,089)
		$31,100
(1) The fair value of the $12.0 million Promissory Note (purchase consideration) was calculated at $11.1 million, resulting in a $0.9 million discount.
Business acquisition costs
During the three and nine months ended September 30, 2016, the Company incurred $0.8 million and $1.8 million, respectively, of Business acquisition costs related to the True North Acquisition and the acquisition transaction discussed in Note 24. Subsequent Events.
4. Inventories

	September 30, 2016	December 31, 2015
Supplies	$4,494	$3,289
Stockpiles	10,755	5,860
In-process	4,952	4,105
Doré finished goods	2,382	6,323
	$22,583	$19,577
As of September 30, 2016 and December 31, 2015, the Company's stockpiles, in-process, and doré finished goods inventories included $2.3 million and $4.3 million, respectively, of capitalized non-cash depreciation and depletion costs.
5. Prepaid Expenses and Other

	September 30, 2016	December 31, 2015
Prepaid U.S. federal and State of Nevada taxes	$1,649	$5,014
Prepaid insurance	593	389
Claim maintenance and land holding costs	847	589
Utilities, rent, and service deposits	160	—
Other	1,762	992
	$5,011	$6,984

6. Mineral Properties, Plant and Equipment

	Note	Mineral properties	Plant and equipment	Exploration and evaluation	Total
Cost
Balance at December 31, 2015		$173,036	$66,056	$5,524	$244,616
Additions		31,567	17,392	8,263	57,222
True North acquisition	3	15,644	16,870	1,373	33,887
Dispositions		—	(144)	—	(144)
Effect of foreign currency revaluation		1,329	1,415	118	2,862
Balance at September 30, 2016		221,576	101,589	15,278	338,443

Accumulated depreciation and depletion
Balance at December 31, 2015		42,230	16,310	—	58,540
Charges		10,726	7,353	—	18,079
Dispositions		—	(35)	—	(35)
Effect of foreign currency revaluation		—	1	—	1
Balance at September 30, 2016		52,956	23,629	—	76,585
		$168,620	$77,960	$15,278	$261,858
Pursuant to the True North Acquisition, the Company recorded increases to: (1) mineral properties for the True North property, (2) plant and equipment for the milling and processing circuit, refining facilities, buildings and shops, utilities and electrical infrastructure, mobile mine equipment, light-duty vehicles, and other long-lived assets, and (3) exploration and evaluation for certain early-stage mineral properties.
During the third quarter of 2016, the Company made a positive production decision for its True North mine and commenced depreciation and depletion on appropriate long-lived assets at True North in accordance with its accounting policies.
7. Accounts Payable and Accrued Liabilities

	September 30, 2016	December 31, 2015
Trade payables	17,232	12,650
Accrued compensation and benefits	3,841	2,508
Deferred share unit liability	1,002	—
Currency exchange contract derivatives	809	—
	$22,884	$15,158
Deferred Share Unit Plan
In May 2016, the Board of Directors adopted the Deferred Share Unit Plan (the "DSU Plan") to (1) assist the Company in the recruitment and retention of qualified non-employee directors and (2) further align the interests of directors with shareholders. The DSU Plan is administered by the Compensation and Governance Committee of the Board of Directors of the Company. Under the DSU Plan, non-employee directors may receive a portion of their annual compensation in the form of Deferred Share Units ("DSUs"). The value of a DSU is determined as the weighted average closing price of the Company's common shares for the five days preceding such valuation date (the "DSU Value"). DSUs are fully vested at the time of grant and retained until a director is separated or terminated from the Board of Directors of the Company, at which time the number of DSUs credited to such director's account multiplied by the DSU Value is to be paid out in cash. In the event the Company pays cash dividends additional DSUs are to be credited to each director's account in an amount equal to the cash value that would have been received by the directors had the DSUs been held as common shares of the Company divided by the DSU Value. DSUs have no voting rights.
The fair value of new DSUs granted each period, together with the change in fair value of all outstanding DSUs, is recorded within General and administrative expenses. The Company recorded $1.0 million of DSU expense during the third quarter of 2016.

The following table provides a summary of the Company's outstanding DSUs:

Nine months ended September 30, 2016
Outstanding at beginning of year	—
Granted	180,183
Redeemed	—
Outstanding at end of period	180,183
Currency Exchange Contracts
During the third quarter of 2016, because a portion of the total consideration for the Hollister Acquisition (as later defined) included an USD$80.0 million cash payment, the Company entered into forward currency exchange contracts (the "Exchange Contracts") to fix the exchange rate on approximately CDN$111.5 million of the Offering proceeds (as later defined). The Exchange Contracts are considered derivative financial instruments which are subject to mark-to-market accounting. Accordingly, during the three months ended September 30, 2016, the Company recorded an $0.8 million loss on the change in fair value of the Exchange Contracts which was included in Other, net with a corresponding derivative liability included in Accounts payable and accrued liabilities (see Note 14. Share Capital for additional detail on the Offering).
8. Derivative Liability Related to Gold Supply Agreement
The Company's March 2011 gold supply agreement, as amended in October 2011, (the "Gold Supply Agreement") grants the counterparty the right to purchase, on a monthly basis, the refined gold produced from the Fire Creek mine for a five-year period which began in February 2013. When/if the counterparty elects to purchase the refined gold, the purchase price is calculated as the average PM settlement price per gold ounce on the London Bullion Market Association for the 30 trading days immediately preceding the relevant purchase election date. A 1.0% discount was applicable through February 29, 2016 and no longer exists. The following table provides a summary of the Gold Supply Agreement activity:

Nine months ended September 30, 2016
Balance at beginning of period	$2,775
Change in fair value of Gold Supply Agreement	110
Balance at end of period	2,885
Less: current portion	(2,024)
Non-current portion	$861
The following table provides a summary of amounts recorded to (Loss) gain on gold supply agreement derivative, net and the number of gold ounces purchased by the counterparty under the Gold Supply Agreement (in thousands except gold ounces sold to counterparty):

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Change in fair value of Gold Supply Agreement	$284	$479	$(110)	$1,361
Loss on gold ounces purchased by counterparty	(397)	(545)	(1,838)	(1,132)
	$(113)	$(66)	$(1,948)	$229
Gold ounces purchased by counterparty	18,984	10,659	48,957	28,882
9. Finance Lease Obligations
The Company's finance lease obligations are for mobile mine equipment, bear interest at 3.95% per annum, and carry 36-month terms. The Company's finance lease obligations contain certain representations, covenants, and events of default for agreements of these types, which the Company was in compliance with as of period-end, and are secured by the underlying equipment financed.

During the three and nine months ended September 30, 2016, the Company made $0.1 million and $0.4 million, respectively, of principal payments on its finance lease obligations. The following table provides a summary of the future payments due under the Company's finance lease obligations:

Fiscal year	September 30, 2016
2017	$81
2018	485
2019	485
Total	1,051
Less: finance charges	(45)
Minimum principal payments	1,006
Less: current portion	(454)
Non-current portion	$552
10. Obligations Under Gold Purchase Agreement
The Company's February 2014 gold purchase agreement with a subsidiary of Franco-Nevada Corporation (the "Gold Purchase Agreement") requires physical gold deliveries to be made at the end of each month, each of which reduces the Obligations under gold purchase agreement balance and accrued interest. The repayment amortization schedule was established on the transaction date and incorporates then current forward gold prices (ranging from $1,290 to $1,388) and an effective interest rate of approximately 18.3%. Gold deliveries will cease on December 31, 2018 following the delivery of 38,250 gold ounces. The Gold Purchase Agreement is secured by all of the assets of the Company on a pari passu basis with the secured revolving facility agreement (see Note 12. Secured Revolving Facility) but is subordinated to the Promissory Note with respect to the acquisition assets of True North (see Note 11. Secured Promissory Note). The Gold Purchase Agreement contains certain representations, covenants, and events of default for agreements of these types, which the Company was in compliance with as of period-end.
During the three and nine months ended September 30, 2016, the Company delivered 2,000 and 6,000 gold ounces, respectively, under the Gold Purchase Agreement. The following table provides a summary of the Gold Purchase Agreement activity:

Nine months ended September 30, 2016
Balance at beginning of period	$24,444
Interest expense and accretion of issuance costs	3,105
Repayment of interest charges (gold ounce deliveries)	(3,086)
Repayment of principal (gold ounce deliveries)	(4,757)
Balance at end of period	19,706
Less: current portion	(7,608)
Non-current portion	$12,098
The Company is required to deliver 2,000 gold ounces per quarter during fiscal years 2016, 2017, and 2018. The following table provides a summary by year of the remaining future scheduled gold ounce deliveries required under the Gold Purchase Agreement as at September 30, 2016 (in thousands except gold ounce deliveries):

	2016	2017	2018	Total
Reduction of obligations under gold purchase agreement	$1,747	$8,023	$9,936	$19,706
Gold ounce deliveries	2,000	8,000	8,000	18,000

11. Secured Promissory Note
In conjunction with its January 22, 2016 acquisition of True North (see Note 3. Business Combinations), Klondex Canada entered into a $12.0 million promissory note to the vendor with an annual interest rate of 4.0% (previously defined as the "Promissory Note"). The Promissory Note requires principal repayments of $4.0 million in each of the next three years on the anniversary of the closing date. Interest payments are due monthly. Klondex Canada may, at its option, repay the entire principal amount of the Promissory Note then outstanding at any time without penalty. The Promissory Note is secured against the True North Acquisition assets and contains certain representations, covenants, and events of default, which the Company was in compliance with as of period-end.
The following table provides a summary of the Promissory Note activity:

Nine months ended September 30, 2016
Balance at beginning of period	$—
Principal amount of issuance	12,000
Initial discount(1)	(900)
Interest expense and accretion of discount	648
Repayment of interest charges	(338)
Balance at end of period	11,410
Less: current portion	(3,654)
Non-current portion	$7,756
(1) The fair value of the $12.0 million Promissory Note (purchase consideration) was calculated at $11.1 million, resulting in a $0.9 million discount.
The following table provides a summary by year of the remaining future scheduled cash payments under the Promissory Note as at September 30, 2016:

	2016	2017	2018	2019	Total
Principal repayments	$—	$4,000	$4,000	$4,000	$12,000
Interest payments	123	338	176	9	646
	$123	$4,338	$4,176	$4,009	$12,646
12. Secured Revolving Facility
On March 23, 2016, the Company, as borrower, entered into a $25.0 million secured revolving facility agreement (the "Revolver") with Investec Bank PLC, as lender and security agent. Borrowings under the Revolver bear interest per annum at LIBOR plus Margin plus Risk Premium, as such terms are defined in the Revolver. Margin is determined by the Company's Gearing Ratio (a measure of debt to EBITDA) and ranges from 2.75%-4.00% per annum and the Risk Premium is 0.35% per annum, until the Obligations under gold purchase agreement balance is less than $10.0 million, at which time the Risk Premium is no longer applicable (as such terms are defined in the Revolver). Revolver borrowings may be utilized by the Company for working capital requirements, general corporate purposes, and capital investments and expenditures. The Revolver's maturity date is March 23, 2018, unless otherwise extended in accordance with the terms of the Revolver. The Revolver is secured by all of the Company's assets on a pari passu basis with the Gold Purchase Agreement (see Note 10. Obligations Under Gold Purchase Agreement) but is subordinated to the Promissory Note with respect to the True North Acquisition assets (see Note 11. Secured Promissory Note).
During the three and nine months ended September 30, 2016, the Company did not draw any funds from the Revolver.
The Company incurred gross Revolver issuance costs of $1.0 million which, as of September 30, 2016, were classified as a non-current asset as no corresponding borrowing liability existed to net such capitalized costs against. Revolver issuance costs are amortized on a straight-line basis over the term of the Revolver.
The Revolver contains certain representations and warranties, restrictions, events of default, and covenants, including financial covenants which require the Company to maintain a Tangible Net Worth not less than $100.0 million, a Gearing Ratio not greater than 4.00:1, a Cash Balance not less than $10.0 million, and a Current Ratio not less than 1.10:1 (as such terms are defined in the Revolver), all of which the Company was in compliance with as of period-end.

On October 27, 2016, the Revolver was amended and its borrowing capacity was increased by $10.0 million to $35.0 million (Note 24. Subsequent Events).
13. Decommissioning Provision
The Company’s decommissioning provision is related to its mining operations and exploration activities at Fire Creek, Midas, and True North. The following table provides a summary of changes in the decommissioning provision:

	Note	Nine months ended September 30, 2016
Balance at beginning of period		$24,200
Accretion expense included in Finance charges		412
Additions resulting from True North acquisition	3	3,089
Effect of foreign currency revaluation		266
Balance at end of period		$27,967
As at September 30, 2016, the Company's decommissioning provision was secured by surety bonds totaling $32.7 million, which were partially collateralized by Restricted cash totaling $10.0 million. During the nine months ended September 30, 2016, the Company reduced the amount of restricted cash collateralizing the surety bonds by $2.1 million.
14. Share Capital
General
The authorized share capital of the Company is comprised of an unlimited number of common shares with no par value. Common shares are typically issued in conjunction with corporate financing efforts, the exercise of warrants, and pursuant to share-based compensation arrangements to compensate eligible participants, which can include directors, officers, employees, and service providers to the Company.
Subscription Receipt Offering
In connection with the Hollister Acquisition (as defined and discussed in Note 24. Subsequent Events), on July 25, 2016, the Company entered into an agreement, as amended on July 26, 2016, (the "Offering") with a syndicate of underwriters (the “Underwriters”), who agreed to purchase for resale, on a "bought deal" private placement basis, 25,900,000 subscription receipts of the Company ("Subscription Receipts"), at a price of CDN$5.00 per Subscription Receipt for aggregate gross proceeds of CDN$129.5 million.
The Offering closed on August 18, 2016, and the gross proceeds from the sale of Subscription Receipts, less costs and expenses of the Underwriters, including an underwriters' fee of 5% of the gross proceeds, were placed into escrow. On September 29, 2016 the conditions precedent to the Hollister Acquisition (other than the payment of the purchase price) were satisfied and the proceeds which were previously placed into escrow were released to the Company. Each holder of a Subscription Receipt received, without the payment of additional consideration or further action on the part of the holder, one special warrant (a "Special Warrant") of the Company. Each Special Warrant entitles the holder thereof to receive upon exercise or deemed exercise, without the payment of additional consideration, one common share of the Company (a "Common Share"). The Special Warrants are exercisable by the holders thereof at any time and all unexercised Special Warrants will be deemed to be exercised on the earlier of: (a) December 19, 2016, and (b) the third business day after the date a receipt is issued for a final prospectus by the securities regulatory authorities in each of the Provinces of Canada (other than Quebec) qualifying the Common Shares to be issued upon the exercise or deemed exercise of the Special Warrants (the "Deemed Exercise Date"). The Special Warrants are, and the Common Shares issuable upon the exercise of the Special Warrants prior to the Deemed Exercise Date will be, subject to a four month plus one day hold period which commenced on August 18, 2016, pursuant to applicable Canadian securities laws.
The following table provides a summary of the Company's outstanding Special Warrants:

Nine months ended September 30, 2016
Outstanding at beginning of year	—
Subscription Receipts converted to Special Warrants	25,900,000
Exercised	—
Outstanding at end of period	25,900,000

After deducting general offering costs of $0.7 million and underwriting fees of CDN$6.4 million, the net proceeds to the Company totaled $93.7 million. On October 3, 2016, the Company completed the Hollister Acquisition which, among other things, included an $80.0 million cash payment to Waterton Splitter (as defined and discussed in Note 24. Subsequent Events).
15. Share-Based Compensation
General
At the June 15, 2016 annual and special meeting of shareholders, the Company's shareholders approved a new share incentive plan (the "New Share Plan"), which is comprised of: (1) a share option plan and (2) a restricted share unit plan. The New Share Plan is administered by the Compensation and Governance Committee of the Board of Directors of the Company, which has the authority to administer conditions and restrictions over award terms, grant limits, and grant prices. Subject to certain adjustments, the maximum number of common shares available for grant under the New Share Plan is equal to 8.9% of the common shares then outstanding less the aggregate number of common shares reserved for issuance under all current and legacy share-based compensation plans. Additionally, the maximum number of common shares available for issuance pursuant to grants under the restricted share unit plan cannot exceed 4.0% of the total number of common shares outstanding at the time of grant of the applicable award. As of September 30, 2016, the Company had approximately 6.5 million shares available for issuance under the New Share Plan, including a limit of approximately 5.9 million shares for restricted share unit awards.
The New Share Plan replaced the Company's previous Share Incentive Plan (the "Legacy SIP"), which permitted the granting of share options and common share awards. Awards outstanding under the Legacy SIP will continue to vest in accordance with their grant terms and reduce the number of shares available for issuance under the New Share Plan (discussed above).
The Company's outstanding warrants have typically been issued in conjunction with corporate financing efforts and acquisitions.
Restricted Share Unit Awards
The following table summarizes activity of the Company's restricted share unit awards granted under the New Share Plan:

Nine months ended September 30, 2016
Outstanding and unvested at beginning of year	—
Granted(1)	796,047
Forfeited	(5,294)
Outstanding and unvested at end of period	790,753
(1) 212,243 restricted share unit awards are subject to performance vesting criteria based upon the total return of the common shares of the Company relative to the return of the S&P TSX Global Gold Index.

Share Options and Warrants
In addition to the warrants disclosed below, the Company has outstanding Special Warrants from the Offering (see Note 14. Share Capital). The following table summarizes activity of the Company's share options, which were granted under both the Legacy SIP and the New Share Plan, and outstanding warrants:

	Nine months ended September 30, 2016
	Share Options			Warrants
	Number		Weighted average exercise price - CDN$	Number	Weighted average exercise price - CDN$
Outstanding at beginning of year	10,193,318		$2.10	8,364,366	$2.07
Granted	730,000	(1)	4.45	—	—
Exercised	(4,922,237)	(2)	1.77	(2,211,166)	1.96
Forfeited	(625,557)		2.48	—	—
Expired	(26,805)		2.50	—	—
Outstanding at end of period	5,348,719		$2.68	6,153,200	$2.11
Exercisable at end of period	3,708,067		$2.32	6,153,200	$2.11
(1) Weighted average inputs for the Black-Scholes model used in determining the fair value of the options granted include a risk-free interest rate of 0.59%, forfeiture rate of 14.0%, volatility of 46.1%, dividend yield of 0.0%, and an expected option life of 5.0 years.

(2) The weighted average share price on the date share options were exercised was CDN$4.94.

The following table provides additional detail for the Company's outstanding share options and warrants:

	September 30, 2016
	Share Options			Warrants
Exercise price per share - CDN$	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price - CDN$	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price - CDN$
$1.50 - $1.99	875,334	2.82	$1.89	1,153,200	0.37	$1.95
$2.00 - $2.49	1,808,071	2.81	2.04	5,000,000	12.37	2.15
$2.50 - $2.99	2,048,648	3.87	2.91	—	—	—
$3.00 - $3.49	316,666	4.16	3.24	—	—	—
$6.50 - $6.99	300,000	4.87	6.60	—	—	—
	5,348,719	3.41	$2.68	6,153,200	10.12	$2.11
Common Share Awards
The following table summarizes activity of the Company's common shares granted under the legacy SIP:

Nine months ended September 30, 2016
Outstanding and unvested at beginning of year	879,643
Granted(1)	35,000
Vested	(302,696)
Forfeited(1)	(182,692)
Outstanding and unvested at end of period	429,255
(1) Certain common share awards are granted with voting rights and, as such, increase and decrease the number of common shares issued and outstanding when initially granted or subsequently surrendered.

16. Finance Charges
The following table provides a summary of the Company's finance charges:

		Three months ended September 30,		Nine months ended September 30,
	Note	2016	2015	2016	2015
Effective interest on Gold Purchase Agreement	10	$1,033	$1,225	$3,105	$3,793
Promissory Note	11	235	—	648	—
Accretion of decommissioning provision	13	137	107	412	299
Revolver standby fees and amortization of issuance costs	12	225	—	288	—
Finance lease obligations	9	11	—	42	—
Other interest expense (income), net		(101)	(6)	39	(11)
Borrowing costs capitalized to qualifying assets(1)		(235)	—	(648)	—
February 2014 senior notes(2)		—	794	—	2,324
		$1,305	$2,120	$3,886	$6,405
(1) Capitalized interest was allocated to qualifying assets at True North.
(2) Repaid in full during the third quarter of 2015.

17. Income Taxes
The following table provides the composition of the Company's income tax expense between current tax and deferred tax:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Current income tax expense (benefit)	$1,474	$(1,930)	$3,235	$3,095
Deferred income tax expense	1,733	5,766	4,359	7,252
	$3,207	$3,836	$7,594	$10,347
18. Net Income Per Share
The following table provides computations of the Company's basic and diluted net income per share (in thousands, except per share amounts):

		Three months ended September 30,		Nine months ended September 30,
	Note	2016	2015	2016	2015
Net income		$7,214	$4,116	$13,256	$16,143
Weighted average common shares:
Basic		144,672,654	134,998,420	142,373,930	130,318,437
Effect of:
Share options	15	3,994,831	3,513,271	3,181,792	3,766,227
Warrants	15	4,728,274	2,475,981	4,332,177	2,957,572
Common share awards	15	410,906	—	479,358	—
Restricted share units	15	429,770	—	144,302	—
Special Warrants	14	563,043	—	189,051	—
Diluted		154,799,478	140,987,672	150,700,610	137,042,236
Net income per share
Basic		$0.05	$0.03	$0.09	$0.12
Diluted		$0.05	$0.03	$0.09	$0.12
For the three and nine months ended September 30, 2016, the impact of dilutive common share-based instruments was determined using the Company’s average share price, which was CDN$6.54 and CDN$4.76, respectively. For the three and nine months ended September 30, 2015, the impact of dilutive common share-based instruments was determined using the Company’s average share price, which was CDN$3.27 and CDN$2.98, respectively.

19. Segment Information
The Company's reportable segments are comprised of operating units which have revenues, earnings or losses, or assets exceeding 10% of the respective consolidated totals. Results of the Company’s operating segments are reviewed by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segments and to assess their performance. The table below summarizes segment information:

	Three months ended September 30, 2016					Three months ended September 30, 2015
	Fire Creek	Midas	True North	Corporate and other	Total	Fire Creek	Midas	Corporate and other	Total
Revenues	$34,965	$16,696	$1,344	$—	$53,005	$25,282	$13,154	$—	$38,436
Production costs	13,716	13,497	615	—	27,828	10,124	10,905	—	21,029
Depreciation and depletion	4,958	2,120	49	—	7,127	5,594	2,034	—	7,628
Gross profit	16,291	1,079	680	—	18,050	9,564	215	—	9,779
General and administrative	280	288	—	4,272	4,840	176	176	3,102	3,454
Loss on asset disposal	—	—	—	109	109	—	—	—	—
Income (loss) from operations	$16,011	$791	$680	$(4,381)	$13,101	$9,388	$39	$(3,102)	$6,325
Capital expenditures	$8,909	$8,021	$3,754	$128	$20,812	$4,160	$6,326	$9	$10,495
Total assets	$115,682	$137,085	$57,917	$120,824	$431,508	$96,872	$154,870	$20,428	$272,170

	Nine months ended September 30, 2016					Nine months ended September 30, 2015
	Fire Creek	Midas	True North	Corporate and other	Total	Fire Creek	Midas	Corporate and other	Total
Revenues	$89,412	$45,728	$1,344	$—	$136,484	$70,168	$47,834	$—	$118,002
Production costs	33,285	37,850	615	—	71,750	28,316	35,050	—	63,366
Depreciation and depletion	13,656	6,180	49	—	19,885	16,230	6,212	—	22,442
Gross profit	42,471	1,698	680	—	44,849	25,622	6,572	—	32,194
General and administrative	618	626	—	10,185	11,429	395	395	8,462	9,252
Loss on asset disposal	—	—	—	109	109	—	351	—	351
Income (loss) from operations	$41,853	$1,072	$680	$(10,294)	$33,311	$25,227	$5,826	$(8,462)	$22,591
Capital expenditures	$24,237	$20,789	$11,708	$488	$57,222	$13,787	$19,962	$516	$34,265
Total assets	$115,682	$137,085	$57,917	$120,824	$431,508	$96,872	$154,870	$20,428	$272,170
20. Related Party Transactions
There were no related party transactions other than as disclosed below. The following table provides a summary of compensation for the Company's executives, which include the CEO, CFO, COO, and vice presidents, and directors:

		Three months ended September 30,		Nine months ended September 30,
	Note	2016	2015	2016	2015
Cash salaries, bonuses, and service fees		$972	$725	$2,599	$2,161
Share-based payments (equity-settled)		349	832	924	1,561
DSU Plan expense (cash-settled)	7	1,002	—	1,002	—
Severance payments		—	—	401	—
		$2,323	$1,557	$4,926	$3,722
During the third quarter of 2016, the Company purchased a truck and skid steer from its CEO for $86.7 thousand for use at its Nevada operations. As of September 30, 2016 and December 31, 2015, no amounts were due to the Company from related parties.

21. Supplemental Cash Flow Information
The following table provides a summary of significant supplemental cash flow information:

		Three months ended September 30,		Nine months ended September 30,
	Note	2016	2015	2016	2015
Cash paid for federal and state income taxes		$—	$1,500	$1,915	$8,177
Mineral properties, plant and equipment acquired through Promissory Note	11	—	—	12,000	—
22. Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities recorded at fair value in the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurements. The fair value hierarchy has the following levels:
Level 1 – Quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
Level 3 – Inputs for assets and liabilities that are not based on observable market data.
There were no transfers between fair value hierarchy levels during the three and nine months ended September 30, 2016.
The following table provides a listing (by level) of the Company's financial assets and liabilities which are measured at fair value on a recurring basis:

		September 30, 2016			December 31, 2015
Liabilities:	Note	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Deferred share unit liability	7	$—	$1,002	$—	$—	$—	$—
Currency exchange contract derivatives	14	—	809	—	—	—	—
Derivative liability related to gold supply agreement	8	—	2,885	—	—	2,775	—
		$—	$4,696	$—	$—	$2,775	$—
Deferred share unit liability - This liability was valued using the number of outstanding DSUs and quoted closing prices of the Company’s common shares, which are traded in active markets, and as such is classified within Level 2 of the fair value hierarchy. The fair value was calculated as the number of DSUs outstanding multiplied by the period end DSU Value.
Currency exchange contract derivatives - This liability was valued by multiplying the notional Canadian dollars by the difference in the contract exchange rates and the period end exchange rate, which is a quoted rate in an active market, and as such is classified within Level 2 of the fair value hierarchy.
Derivative liability related to gold supply agreement - This liability was valued by a third-party consultant (and reviewed by the Company) using a simulation-based pricing model and is classified within level 2 of the fair value hierarchy as it incorporates quoted prices from active markets and certain observable inputs, such as, forward metal prices and the volatility of such metal prices.
Items disclosed at fair value - Other than the above, the carrying values of financial assets and liabilities approximate their fair values. The Company's Finance lease obligations (Note 9), Obligations under gold purchase agreement (Note 10), and Secured Promissory Note (Note 11) are all carried at amortized cost. As of September 30, 2016, the fair value of Obligations under gold purchase agreement was approximately $23.7 million and was computed using estimates of forward gold prices and scheduled gold ounce deliveries.

23. Commitments and Contingencies
Other than as disclosed below, during the three and nine months ended September 30, 2016, no material changes occurred with respect to the matters disclosed in Note 24. Contingencies to the Company’s audited consolidated financial statements for the year ended December 31, 2015.
Forward Sales Contracts
In order to increase the certainty of expected future cash flows, from time to time the Company enters into fixed forward spot trades for a portion of its projected gold and silver sales over the next one to twelve months. As of September 30, 2016, the Company had outstanding fixed forward contracts covering 27,600 ounces of gold at an average price of $1,260 per ounce and 327,000 ounces of silver at an average price of $17.32 per ounce, all of which will be settled through physical delivery during the fourth quarter of 2016. The Company's forward sales contracts meet the "own use" exemption from mark-to-market accounting.
Provision for legal settlement
In 2012, three former directors and/or employees of the Company resigned or were terminated for cause and because the Company believed that each individual breached certain duties, no amounts for severance benefits and/or the receipt of previously granted share-based compensation awards were initially accrued, including as of the beginning of the year. The individuals filed claims against the Company for such compensation benefits and as of the date of these Financial Statements, two of the three individuals had entered into agreements with the Company to dismiss such claims without the ability to refile a claim in the future.
Based upon settlement discussions, as of the date of these Financial Statements, the Company currently believes the litigation with the third individual may be settled out of court for approximately $2.3 million using cash, share-based instruments, or a combination of the two. During the nine months ended September 30, 2016, the Company recorded a Provision for legal settlement for this amount in its Financial Statements.
24. Subsequent Events
Hollister and Aurora Acquisitions
On October 3, 2016, the Company completed its previously announced acquisition of all of the membership interests of Carlin Resources, LLC, the entity that owns, among other assets, the Hollister mine and the Aurora mine and ore milling complex (formerly known as the Esmeralda mine and ore milling complex) located in Nevada (the "Hollister Acquisition"). The Hollister Acquisition was carried out pursuant to the terms of a membership interest purchase agreement dated July 25, 2016 among Klondex, Klondex Holdings (USA) Inc., an indirect wholly-owned subsidiary of the Company, Waterton Nevada Splitter, LLC ("Waterton Splitter") and Waterton Precious Metals Fund II Cayman, LP, as assigned by Klondex USA to Klondex Schuma Holdings LLC ("Klondex Schuma"), an indirect wholly-owned subsidiary of the Company.
The Hollister Acquisition was completed in consideration for: (i) the payment by Klondex Schuma to Waterton Splitter of $80.0 million in cash; (ii) the issuance by the Company to Waterton Splitter of 5,000,000 warrants (the "Consideration Warrants") to purchase Common Shares, which Consideration Warrants have a 15 ½ year term, are exercisable commencing on April 3, 2017, have an exercise price equal to C$6.00 and include a forced conversion provision that requires the holder to convert the Consideration Warrants if the Common Shares trade at or above a 100% premium to the exercise price of the Consideration Warrants for 60 consecutive trading days on the market on which the Common Shares primarily trade; and (iii) the issuance by the Company to Waterton Splitter of 2,600,000 Common Shares.
The Hollister Acquisition was financed with the net proceeds from the Offering (see Note 14. Share Capital).
Secured Revolving Credit Facility Amendment
On October 27, 2016, the Revolver was amended and its borrowing capacity was increased by $10.0 million to $35.0 million. Material terms of the Revolver remained unchanged, including with respect to, its maturity date, utilization purposes, and covenants (see Note 12. Secured Revolving Facility for additional information).